Filed by Mallinckrodt plc

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Questcor Pharmaceuticals, Inc.

Commission File No.: 001-14758

MALLINCKRODT/QUESTCOR PHARMACEUTICALS

Managers’ Tool Kit FAQ – 4-7-14

TRANSACTION – STRATEGIC RATIONALE

1.	What are the key highlights of this transaction?

•	The combined company, under the Mallinckrodt name, is expected to be an increasingly diversified, high-growth specialty pharmaceuticals company with significantly increased scale, revenues, profitability and cash flow, creating a strong platform to deliver sustainable growth and significant value for shareholders of both companies.

•	The transaction will be immediately accretive to Mallinckrodt’s fiscal year 2014 adjusted diluted earnings per share; significantly accretive in fiscal year 2015.

•	With strong cash generation, Mallinckrodt is expected to be well positioned to decrease the combined company’s leverage over time.

•	Questcor’s high-growth H.P. Acthar® Gel will be a strong complement to Mallinckrodt’s broadening growth portfolio of leading specialty pharmaceutical brands, including OFIRMEV®, EXALGO®, Gablofen®, Pennsaid® 2% and XARTEMIS™ XR. Acthar posted revenues of $761.3 million in calendar 2013, up 49.6% from calendar 2012.

•	Acthar is approved by the U.S. Food and Drug Administration (FDA) for 19 indications, many of which are associated with the treatment of autoimmune and inflammatory conditions.

•	Questcor commercial operations will function as a separate business unit within Mallinckrodt’s Specialty Pharmaceuticals segment.

2.	What are the strategic benefits of this transaction to Mallinckrodt and Questcor? For their shareholders? (general aligned answer)

This transaction will create a combined company with a strong, sustainable platform for current and future revenue and earnings growth: substantially increasing the scale, diversification, cash flow and profitability of the business, while expanding and enhancing the breadth and depth of the company’s specialty pharmaceutical platforms. With this transaction and Mallinckrodt’s recently completed acquisition of Cadence Pharmaceuticals, the combined company will have a significant established presence with prescribers, payers and hospitals, and strong portfolios in pain management, as well as in the treatment of central nervous system, kidney, rheumatologic and other autoimmune and inflammatory disorders.

3.	What are the benefits of this transaction to Mallinckrodt’s shareholders?

The transaction provides Mallinckrodt shareholders with a 50.5% stake in a significantly larger specialty pharmaceutical company with a strong, sustainable platform for future revenue and earnings growth.

The addition of Acthar is expected to provide diversification to Mallinckrodt’s product portfolio and will offer additional sales force coverage and expertise in specialty markets, including neurology, nephrology, rheumatology and more recently, pulmonology.

The transaction will be immediately accretive to Mallinckrodt’s fiscal year 2014 adjusted diluted earnings per share, with significant accretion to its fiscal year 2015 adjusted diluted earnings per share. With the combined company’s strong revenue and robust free cash generated as a result of the transaction, Mallinckrodt intends to reduce debt. Mallinckrodt expects its net debt leverage ratio to improve slightly in fiscal year 2014, and to show further significant improvement over the course of fiscal year 2015.

Questcor is another ideal strategic fit with Mallinckrodt, which is expected to significantly accelerate progress against Mallinckrodt’s stated goal of becoming a top-quartile specialty pharmaceutical company. The companies have much in common but are also complementary in critical areas, allowing us to achieve, with a single transaction, increased breadth of portfolio and channel coverage.

4.	What will Mallinckrodt’s specialty pharmaceutical portfolio look like when this transaction is completed?

Consistent with Mallinckrodt’s stated strategy to become a top-quartile Specialty Pharmaceutical company, we expect that approximately 70% of the fiscal year 2014 pro forma revenues of the combined company will come from specialty brands and specialty generic pharmaceutical products, as well as active pharmaceutical ingredients, which also leverages Mallinckrodt’s core competency in managing controlled substances.

Questcor’s primary product, H.P. Acthar Gel, will add significant depth to Mallinckrodt’s growing portfolio of Specialty Brands, which includes: EXALGO®, Gablofen®, recently launched PENNSAID® 2% and XARTEMIS™ XR, and the recently acquired OFIRMEV®, an IV form of acetaminophen currently on formulary in more than 2350 hospitals across the U.S.

Acthar (repository corticotropin injection) is an injectable drug approved by the FDA for 19 indications, including serious, difficult-to-treat autoimmune and inflammatory conditions such as nephrotic syndrome, certain rheumatology-related conditions, multiple sclerosis relapses and infantile spasms.

Additionally, in June of 2013, Questcor acquired rights from Novartis to develop Synacthen™ in the U.S. and certain countries outside the U.S. Currently available outside of the U.S. in over 40 countries, Synacthen is a synthetic melanocortin peptide known as tetracosactide that is used for treatment of a number of conditions, including ulcerative colitis and some chronic skin conditions responsive to corticosteroids. Synacthen has never been approved by the FDA for use in the U.S. Questcor is currently in the early stages of evaluating Synacthen for several potential indications that are being considered for possible U.S. clinical development.

5.	How does this transaction fit into Mallinckrodt’s primary business and how will you leverage your core business strengths with this deal?

Questcor and Mallinckrodt have much in common but are also strategically complementary in key areas. The combined company will have the broad portfolio and expanded channel coverage to enhance its position as a leading Specialty Pharmaceutical company.

Questcor and Mallinckrodt are alike in that both companies address some of the most complex and challenging therapeutic areas in the specialty pharmaceutical industry – Mallinckrodt in controlled substances for pain and ADHD, as well as nuclear medicine diagnostics, and Questcor in a number of serious immunology, rheumatology and orphan diseases or conditions, where patients have often exhausted other good therapeutic options. With the talent, experience and expertise of our employee bases and the financial strength, portfolio breadth and channel access of the combined company, we believe that Mallinckrodt will be a leader in bringing forward new treatments for patients around the world.

TRANSACTION – FINANCIAL METRICS

6.	Can you give me some idea of how much accretion you expect in this fiscal year? Next year?

As mentioned in the press release announcing the transaction, we believe the transaction will be immediately accretive to Mallinckrodt’s fiscal year 2014 adjusted diluted earnings per share, and is expected to be significantly accretive to adjusted diluted earnings per share in 2015. Mallinckrodt intends to provide updated guidance for the combined company at a later date following the completion of the transaction.

7.	Can you quantify the operating and tax synergies you expect?

The combined company’s earnings profile will be enhanced from sustainable cost and tax synergies beginning in fiscal year 2014. The tax benefits derive from Mallinckrodt’s Irish domicile and the pro forma capital structure of the combined company.

Growth, not cost synergy, is the primary reason for executing this transaction. Though we do expect some minor cost synergies, they’ll come primarily from efficiencies we can gain in general and administrative expenses. Questcor has approximately 550 employees, and one of the main value drivers in this merger is the ability of our combined company to leverage the exceptional talent and expertise of both our teams. Upon closing, Questcor commercial operations will function as a separate business unit within Mallinckrodt’s Specialty Pharmaceuticals segment reporting to Mark Trudeau, President and CEO of Mallinckrodt.

8.	Can you expand on what the new executive structure will look like? Is Mr. Bailey’s position on the board temporary?

Questcor commercial operations will function as a separate business unit within Mallinckrodt’s Specialty Pharmaceuticals segment. Led by Steve Cartt, the Questcor business unit will report directly to Mark Trudeau, Mallinckrodt’s President and CEO, and we expect that Questcor executives will be added elsewhere within the Mallinckrodt team.

It is expected that, following completion of the transaction, Mallinckrodt’s Board of Directors will increase to twelve members with the addition of three directors from Questcor. The three directors each of whom have significant experience at the helm of specialty pharmaceutical companies will be—Angus Russell, Virgil Thompson and Don Bailey . These directors, just like Mallinckrodt’s other directors, will be subject to election at Mallinckrodt’s next annual general meeting in 2015. Melvin Booth, current Chairman of Mallinckrodt’s Board of Directors, will continue in that role after the transaction is completed.

QUESTCOR

9.	Who are Questcor Pharmaceuticals’ major customers?

In the U.S., Questcor’s exclusive customer for Acthar is a specialty distributor, CuraScript Specialty Distributor, which then resells Acthar primarily to approximately 12 specialty pharmacy companies and to a small number of children’s hospitals.

10.	What is Questcor doing in R&D? How much will transfer over to Mallinckrodt?

Upon completion of the transaction, we would expect to conduct a holistic analysis of the blended R&D plans and portfolio of the combined company. We believe Questcor has put together a solid development program to develop data to expand the applications and indications for Acthar and early development work on Synacthen. We are supportive of those efforts. Mallinckrodt has historically invested between 6 and 8 % of net sales into R&D, sees significant value in both Acthar and the recently acquired OFIRMEV as new investment vehicles and will evaluate investment opportunities across its broadened portfolio.

11.	How big is the Questcor sales force? Will you retain them? Will you integrate them with your sales force?

As of January 31, 2014, the Questcor sales force consisted of approximately 250 personnel. The existing Questcor commercial team, including the sales force, will be an integral part of the future success of Acthar, and the combined company’s leadership will be very focused on their retention.

As we’ve said, the Questcor and Mallinckrodt product portfolios are complementary rather than duplicative. Questcor has been building commercial momentum for Acthar and is working to develop data to expand the applications and indications for the product. A top priority of both companies will be to continue and escalate the growth momentum already established in their respective businesses and the companies intend for the Questcor commercial operations to function as a separate business unit with Mallinckrodt.

In the next few days, the companies will establish a joint team to begin to plan the details for integration once the transaction has closed. Communication of the details relating to the integration will be made to employees as they become available following close of the transaction. We expect the transaction to close during the third quarter of calendar 2014.

12.	Does Questcor have a pipeline?

Acthar is currently approved by the FDA for 19 indications in four key areas: neurology, nephrology, rheumatology and more recently, pulmonology. In addition, Acthar is approved for indications in two additional areas – dermatology and ophthalmology – providing broad diversification with one product. Acthar is an established franchise with significant growth potential. Questcor recently reported calendar year 2013 net revenues of $799 million, a 57% increase over those of calendar year 2012.

Additionally, in June 2013, Questcor acquired rights from Novartis to develop and commercialize Synacthen™ in the U.S. and certain Countries outside the U.S.

13.	Are you concerned about the issues raised in the Citron report? Are you worried about the combined company becoming a target for short sellers?

Mallinckrodt conducted extensive due diligence in relation to this transaction and believe that the fact we are moving forward with this transaction speaks for itself.

14.	The Citron report claims that Questcor’s primary product, H.P. Acthar® Gel, does not meet FDA specifications and contains “deamidated corticotrophin”. Can you address that?

Mallinckrodt conducted extensive due diligence in relation to this transaction and believe that the fact we are moving forward with this transaction speaks for itself.

PRODUCT

15.	What is H.P. Acthar Gel and what are its benefits?

H.P. Acthar Gel is repository corticotropin injection currently approved by the FDA for 19 indications in four key, hard-to-treat areas: acute exacerbations of multiple sclerosis; proteinuria in ideopathic types of nephrotic syndrome; infantile spasms in children under two years old; and rheumatology-related conditions such as polymyositis and dermatomyositis.

16.	Did Questcor develop Acthar?

No. Acthar was approved by the FDA in 1952. When Questcor acquired Acthar in 2001, the manufacture of Acthar was in the process of being discontinued. Questcor has made significant investments in the manufacturing process and in the science behind the product to make Acthar a viable product in the market. In 2010, Questcor was granted approval by the FDA to market Acthar for the treatment of infantile spasms in children under two years of age, the first new indication for the drug in more than 30 years (since the MS relapse indication in 1978).

17.	Where is Acthar manufactured?

The Active Pharmaceutical Ingredient (API) for Acthar is manufactured by BioVectra Inc. in Prince Edward Island, Canada.

In January 2013, Questcor acquired BioVectra Inc. a supplier of contract manufacturing services to the global pharmaceutical and biotechnology industry, and a manufacturer of APIs, chemical intermediates and bioprocessing reagents. BioVectra operates independently as a wholly owned entity and continues to supply Questcor with API for Acthar.

18.	How large is the market for Acthar? And growth rates?

An established franchise with significant growth potential, Acthar is approved by the FDA in 19 separate indications in four key areas. Questcor recently reported calendar year 2013 net revenues, substantially all from Acthar of $799 million — a 57% increase over those of calendar year 2012. Recent estimates put the potential target patient population for Acthar at over 250,000 across all indications combined. This represents a large potential population compared to the estimated 7,400 patients treated with Acthar in 2013.

19.	What sort of patent protection does Acthar have?

Based on its 2010 FDA approval, Acthar has orphan drug exclusivity for its infantile spasm indication that extends until October 15, 2017 (for the identical molecule for that indication only). In addition, because Acthar is a highly complex, natural-source peptide product, neither its composition nor its mechanism of action is well-characterized. Thus we believe creation and approval of a generic or biosimilar of the molecule would not be possible.

20.	How is Mallinckrodt’s experience in controlled substances and nuclear medicine going to help Acthar to the next level as you note in your comments? Can you provide details surrounding the growth and value you said in your comments you expect to create? Can you quantify it?

Mallinckrodt’s long history in controlled substances and nuclear medicine has given [us/them] significant experience and expertise in managing complex raw materials and manufacturing processes in highly regulated, highly differentiated market environments. Acthar and its market profile in complex therapeutic areas have very similar characteristics and we believe it makes [us/them] the ideal partner to support and increase the growth trajectory of the Questcor portfolio long term. Some members of the Mallinckrodt management team have past experience in these therapeutic areas as well, which brings additional value.

If Pressed: Can you quantify how much additional growth you expect?

As we said, we believe that Mallinckrodt has the right experience and expertise to support and increase the growth trajectory of the Questcor portfolio long term.

21.	How will you balance your priorities for cash flow between delevering quickly and reinvesting in R&D and future growth?

Mallinckrodt’s stated objective has been to transform the business into a top-tier specialty pharmaceutical company. As we’ve said, we expect to use some of the excellent cash flow from the combined companies to first de-lever the company and secondarily enable further BD&L expansion. With an expanded portfolio of therapeutic areas, this also provides an opportunity to further diversify in the coming years. We believe that, with the significant increase in revenue that both OFIRMEV and Questcor will provide to us, our stated range of 6 to 8 percent of net sales invested into R&D provides plenty of room to also reinvest in existing, currently marketed and pipeline assets as well, like XARTEMIS XR,MNK-155 and generic controlled substances opportunities. We will have a broad variety of great opportunities to consider and will invest in those programs that provide the highest value for patients and our shareholders.

22.	How will Mallinckrodt leverage Questcor’s positions in neurology, nephrology and rheumatology?

Their/our long history in controlled substances and nuclear medicine gives Mallinckrodt significant experience and expertise in managing complex raw materials and manufacturing processes in highly regulated, highly differentiated market environments. In the Cadence transaction we added channel breadth (hospitals) to our core expertise with prescribers. We are already in areas such as nephrology and rheumatology with our pain treatments and expect Questcor’s growing position with prescribers in these areas to help us grow in these areas.

23.	What is Mallinckrodt’s international presence? What are your plans for Synacthen outside the U.S.?

Mallinckrodt has a commercial presence in roughly 70 countries today. We believe there may be an opportunity to selectively introduce Acthar and Synacthen into international markets in the future while still continuing to pursue the robust growth potential we see in the U.S.

MALLINCKRODT STRATEGY

24.	You recently closed on the acquisition of Cadence and now you’ve announced a merger with Questcor. You’ve had a busy 2014, so what’s next for Mallinckrodt?

Needless to say, we are very excited about our growth trajectory since becoming an independent company last July. At this time our focus will be on completing this transaction and then integrating Questcor into our operations and de-levering. Beyond this, we will continue to grow the company through organic initiatives and, when the time is right, possible strategic acquisitions. This is consistent with the clear strategic BD&L objectives that we have defined previously – to drive growth through opportunities that fit well with our core strengths, drive profit, support our pipeline or are immediately accretive to adjusted diluted net earnings per share.

The acquisition of Questcor clearly fits these criteria and is another ideal strategic fit with Mallinckrodt, which we expect will significantly accelerate progress against our goal to become a top-quartile global specialty pharmaceutical company. The companies have much in common but are also complementary in critical areas, allowing us to achieve with a single transaction, increased breadth of portfolio and channel coverage.

EMPLOYEE-ORIENTED QUESTIONS

25.	Who is Questcor?

Questcor is a biopharmaceutical company focused on the treatment of patients with serious, difficult-to-treat autoimmune and inflammatory disorders. The company’s efforts are currently focused on the fields of neurology, nephrology and rheumatology, areas of medicine which have significant unmet medical needs. Questcor’s main product is H.P Acthar® Gel (repository corticotropin injection), a naturally-derived formulation of adrenocorticotropic hormones used in a variety of disorders having an inflammatory component. Acthar has demonstrated impressive [double digit] revenue growth in the past few years, and future growth will continue to be driven by current on-label and possible future indications. Questcor also provides specialty contract manufacturing services to the global pharmaceutical industry through its wholly-owned subsidiary BioVectra Inc.

26.	Will this acquisition move us (Mallinckrodt) to the left on the ghost chart? (If we do this transaction are we ‘done’ for a while?)

The answer is yes, but I suspect that embedded in your question is whether or not this transaction will mean that the pace of change (including big portfolio changes like acquisitions) will now “pause” for a moment or that we are “done” with these big transactions and big change, at least for a while.

So let me start by answering the first part. Yes this transaction will move us to the left on the ghost chart. If successfully completed, this merger will help Mallinckrodt achieve its goal of being a leading global specialty pharmaceutical company delivering top quartile value to shareholders. Upon closing, this transaction will create a new Mallinckrodt with a broad and sustainable platform for future revenue and earnings growth: substantially increasing the scale, cash flow and profitability of the business, while expanding and enhancing the breadth and depth of the company’s specialty pharmaceutical platforms. With this transaction and the recently completed acquisition of Cadence Pharmaceuticals, the new Mallinckrodt will have an established presence with prescribers, payers, and hospitals, and strong portfolios in pain management, central nervous system disorders, nephrology, immunology, rheumatology and orphan diseases.

Consistent with Mallinckrodt’s strategy to become a leading specialty pharmaceutical company, we expect that approximately 70% of the pro forma revenues of the combined company will come from specialty brands and specialty generic pharmaceutical products, as well as active pharmaceutical ingredients, which also leverage Mallinckrodt’s core competency in managing controlled substances.

But the answer to the second question – are we done now; will the pace of change slow – is probably not. First, as we have consistently stated change will continue within legacy Mallinckrodt and with the integrate of Cadence and, once the transaction is completed, we will do the same with Questcor. While we expect Questcor’s commercial operations will function as a separate business unit within Mallinckrodt’s Specialty Pharmaceuticals segment reporting directly to Mark Trudeau, President and CEO, our existing business functions and processes will expand to include Questcor’s product, therapeutic areas, production facilities, supply chain, customers and channels into our planning and it will change the way we look at and think about the future.

And then we have to remember that the strategy we laid out last year had several components and BD&L was a part of only one. As we have shared with you we are increasing profitability through large-scale, long-term transformation programs in Operations, through ongoing refinement of our international organizations and a refocusing of our global medical imaging businesses. We’re also advancing our internal pipeline and evaluating all of our R&D. And while all of this is going on, we have to continue to run our business to meet or exceed the goals we have set for ourselves.

Lastly, though it’s sometimes hard to comprehend since we’re moving so fast ourselves, there are other companies in the specialty pharma space that are changing, growing and transforming at an even faster pace than we are. The EC and I all know that we’re taking on a lot, but I’m very confident that we have the skill, talent and creativity in our organization to continue to be successful even at this accelerated pace. It’s only if we all pull together that we will achieve our goal.

27.	How many total employees does Questcor have? Where are they located?

Questcor has approximately 550 employees. They are headquartered in Anaheim Hills, CA with research and development in Ellicott, MD, commercial and medical affairs operations in Hayward, CA and a small international group in Ireland. Questcor also owns the manufacturing subsidiary, BioVectra, which produces Acthar API and is located in Prince Edward Island, Canada. BioVectra employs approximately 200 people, operates as a separate organization and is managed under a governance agreement.

28.	How does this acquisition fit into Mallinckrodt’s primary business?

The proposed acquisition of Questcor will enhance and expand the breadth and depth of our growing portfolio of specialty pharmaceutical brands. Upon closing, Questcor’s commercial operations will function as a separate business unit within Mallinckrodt’s Specialty Pharmaceuticals segment reporting directly to Mark Trudeau.

29.	Are any members of the Questcor leadership team staying on with Mallinckrodt?

Questcor’s commercial operations will function as a separate business unit within Mallinckrodt’s Specialty Pharmaceuticals segment. We also expect Questcor executives will be added elsewhere within the Mallinckrodt team.

30.	Will Questcor’s CEO stay on with Mallinckrodt?

It is expected that following closing of the transaction, Mallinckrodt’s Board of Directors will be increased to twelve members, with the addition of three directors from Questcor. The three directors will include Don Bailey, President and CEO of Questcor, and two current independent directors of Questcor – Angus Russell and Virgil Thompson.

31.	How many Questcor employees will stay on with Mallinckrodt?

Questcor has approximately 550 employees, and one of the main value drivers in this merger is the ability of our combined company to leverage the exceptional talent and expertise of both our teams. Upon closing, Questor’s commercial operations will function as a separate business unit within Mallinckrodt’s Specialty Pharmaceuticals segment reporting directly to Mark Trudeau. While we do expect to realize some synergies in general and administrative areas, we hope and believe the majority of Questcor’s employees will elect to stay with the combined company.

32.	Where will the combined company be headquartered?

Mallinckrodt will continue to be domiciled and headquartered in Dublin, Ireland, and our U.S. operations will be headquartered in Missouri (for Mallinckrodt’s core business) and California (for Questcor).

33.	Which Questcor locations will Mallinckrodt maintain?

Once the transaction is closed, we will establish a joint integration team to begin the details of the integration and the best path forward. Upon closing, Questcor’s commercial operations will function as a separate business unit within Mallinckrodt’s Specialty Pharmaceuticals segment reporting directly to Mark Trudeau. As such, we don’t envision any immediate significant changes to the sites or footprint of Questcor.

Cautionary Statements Related to Forward-Looking Statements

Statements in this document that are not strictly historical, including statements regarding the proposed acquisition, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined businesses and any other statements regarding events or developments that we believe or anticipate will or may occur in the future, may be “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties. There are a number of important factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These factors include risks and uncertainties related to, among other things: general economic conditions and conditions affecting the industries in which Mallinckrodt and Questcor operate; the commercial success of Mallinckrodt’s and Questcor’s products, including H.P. Acthar® Gel; Mallinckrodt’s and Questcor’s ability to protect intellectual property rights; the uncertainty of approval under the Hart Scott Rodino Antitrust Improvements Act; the parties’ ability to satisfy the merger agreement conditions and consummate the merger on the anticipated timeline or at all; the availability of financing, including the financing contemplated by the debt commitment letter, on anticipated terms or at all; Mallinckrodt’s ability to successfully integrate Questcor’s operations and employees with Mallinckrodt’s existing business; the ability to realize anticipated growth, synergies and cost savings; Questcor’s performance and maintenance of important business relationships; the lack of patent protection for Acthar, and the possible United States Food and Drug Administration (“FDA”) approval and market introduction of additional competitive products; Questcor’s reliance on Acthar for substantially all of its net sales and profits; Questcor’s ability to continue to generate revenue from sales of Acthar to treat on-label indications associated with nephrotic syndrome, multiple sclerosis, infantile spasms or rheumatology-related conditions, and Questcor’s ability to develop other therapeutic uses for Acthar; volatility in Questcor’s Acthar shipments, estimated channel inventory, and end-user demand; an increase in the proportion of Questcor’s Acthar unit sales comprised of Medicaid-eligible patients and government entities; Questcor’s research and development risks, including risks associated with Questcor’s work in the area of nephrotic syndrome and Lupus, and Questcor’s efforts to develop and obtain FDA approval of Synacthen; Mallinckrodt’s ability to receive procurement and production quotas granted by the U.S. Drug Enforcement Administration; Mallinckrodt’s ability to obtain and/or timely transport molybdenum-99 to our technetium-99m generator production facilities; customer concentration; cost-containment efforts of customers, purchasing groups, third-party payors and governmental organizations; Mallinckrodt’s ability to successfully develop or commercialize new products; competition; Mallinckrodt’s ability to integrate acquisitions of technology, products and businesses generally; product liability losses and other litigation liability; the reimbursement practices of a small number of large public or private issuers; complex reporting and payment obligation under healthcare rebate programs; changes in laws and regulations; conducting business internationally; foreign exchange rates; material health, safety and environmental liabilities; litigation and violations; information technology infrastructure; and restructuring activities. Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in (i) Mallinckrodt’s SEC filings, including its Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and Quarterly Report on Form 10-Q for the quarterly period ended December 27, 2013; (ii) the SEC filings of Cadence Pharmaceuticals, Inc., which was acquired by Mallinckrodt on March 19, 2014, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2013; and (iii) Questcor’s SEC filings, including its Annual Report on Form 10-K for the year ended December 31, 2013. The forward-looking statements made herein speak only as of the date hereof and none of Mallinckrodt, Questcor or any of their respective affiliates assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction between Mallinckrodt and Questcor, Mallinckrodt will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Mallinckrodt and Questcor that also constitutes a prospectus of Mallinckrodt. The definitive joint proxy statement/prospectus will be delivered to shareholders of Mallinckrodt and Questcor. INVESTORS AND SECURITY HOLDERS OF MALLINCKRODT AND QUESTCOR ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus (when available) and other documents filed with the SEC by Mallinckrodt and Questcor through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Mallinckrodt will be available free of charge on Mallinckrodt’ internet website at www.Mallinckrodt.com or by contacting Mallinckrodt’s Investor Relations Department at (314) 654-6650. Copies of the documents filed with the SEC by Questcor will be available free of charge on Questcor’s internet website at www.Questcor.com or by contacting Questcor’s Investor Relations Department at (714) 497-4899.

Participants in the Merger Solicitation

Mallinckrodt, Questcor, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Mallinckrodt and Questcor shareholders in connection with the proposed merger and a description of their direct and indirect interests, by security holdings or otherwise, will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Mallinckrodt is set forth in its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on January 24, 2014 . Information about the directors and executive officers of Questcor is set forth in its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 15, 2013.